INVEST IN **YAUPON BROTHERS AMERICAN TEA**

America's ONLY native caffeinated leaf, Yaupon


YAUPON BROTHERS
AMERICAN TEA CO.
SPICED PEACH
YAUPON HOLLY TEA
ORGANIC • GROWN IN FLORIDA

yauponbrothers.com Crescent City, FL

Food & Beverage

Consumer Goods B2C

Highlights

1. Potential to disrupt a $13B imported tea industry with 100% American Yaupon - America's First Cup.

2. Yaupon is Whole Foods #1 Top Ten Food Trend, and Bon Appétit Editors name it a top herbal tea.

3. Yaupon is a regenerative, sustainable, and organic crop, and it only grows in the Southeast U.S.

4. Yaupon is America's only domestic caffeine source. It's the only tariff-proof caffeine in the USA.

5. Forbes "The Year of Yaupon"; Washington Post votes Yaupon

'IN' on 'The List'.

6. Mission driven company that seeks to uplift socially disadvantaged farmers with a profitable crop.

7. We have 80,000 acres of Yaupon under company management with plans to scale as the company does.

8. Planted 250,000 Yaupon trees; will increase the number of trees planted yearly as we grow.

Featured Investors



Morgan Freeman Follow Invested $200,000

Morgan Freeman is an Academy Award-winning actor, producer, and narrator whose career spans six decades. He's considered a prominent figure in American cinema, known for his ability to deliver quality performances across a range of roles. Throughout his c

"I'm proud of my Yaupon tea brand, which is building a brighter future for the Mississippi Delta and its people."

Ignacio Navajas
Syndicate Lead
Follow Invested $100,000

"I invested in Yaupon Brothers to use our experience in the Yerba Mate business to help grow this exciting new industry for American farmers."

Our Team



Bryon White President, CEO, Co-Founder

Pioneer in the Yaupon Tea industry, 2021 Specialty Food



Association Leadership Award, 2023 GrowFL Companies to Watch, 2022 40 under 40, Venture Builder and ruthless optimist!



Kyle White   Co-Founder, VP Sales

A seasoned CPG sales executive, Kyle has been with Yaupon Brothers since the beginning. Former Rollins College and Builder + Backers Business Development Director.



Brantley Lansberry   Sales & Customer Service Lead

Brantley is an old pal of Bryon & Kyle, and is everyone's favorite account manager and sales representative. Brantley has broad hospitality experience and is a graduate of College of Charleston.



Peace Maikasuwa   Customer Service Associate



Janet Coursin   COO

Over 30 years of business systems and process experience, Founder of Blue Daisy Business Studio.



Alyssa Schroeder   CMO/CRO

Former Tyson, Abbot Labs, and CMO of Dolphin Hat Games, creators of Taco Cat Goat Cheese Pizza

America's Native Caffeinated Tea



YAUPON BROTHERS
AMERICAN TEA CO.

America's Only Indigenous Caffeine Source

YAUPON BROTHERS
AMERICAN TEA CO.
AMERICAN GREEN
FIRE ROASTED
REVIVE MINT
FLORIDA CHAI
LAVENDER COCONUT

100% TRUE AMERICAN TEA

WHAT THE HECK IS YAUPON?



Yaupon is America's only native caffeinated plant.



Yaupon is an antioxidant superfood.

The only non-imported caffeine source.



Prepared like tea, tastes like tea - but better!



Rapidly increasing popularity and consumer demand.



100% Regenerative Organic and grown in the USA.

In the current chaotic trade environment, Yaupon has suddenly become the only tariff-proof caffeine in the United States.



YAUPON BROTHERS
YAUPON BROTHERS AIMS TO MAKE YAUPON TEA A TOP CHOICE FOR AMERICAN DRINKERS.
FOUNDED IN 2015 WITH A MISSION TO REINTRODUCE 100% AMERICAN YAUPON TEA, WE CONTROL EVERY STAGE OF PRODUCTION, FROM TREE TO CUP.
AS INDUSTRY LEADERS, WE'RE PRIMED TO CAPITALIZE ON THIS PIVOTAL MOMENT FOR YAUPON.
AMERICAN TEA CO.
Confidential and Proprietary. Copyright (c) by Ilex Organics. All Rights Reserved.

HOW WE DO IT
YAUPON BROTHERS
AMERICAN TEA CO.
FLORIDA CHAI
YAUPON HOLLY TEA
1
VERTICALLY INTEGRATED
We control every stage of the Yaupon tea manufacturing.
2
OUR EDGE
Yaupon Proprietary Tissue Culture Propagation Program (AgriStarts) 250,000 trees planted since 2021.
3
WE OWN IT
17 acre farm Yaupon tea processing and fulfillment factory in Florida.
Confidential and Proprietary. Copyright (c) by Ilex Organics. All Rights Reserved.











We've planted almost 300,000 trees across three states in the American Southeast.

THE GROWTH ISN'T JUST ON THE FARM...
$18. Billion
*U.S. Tea Market Value 2023; 5.3% CAGR
$3.2 Billion
*U.S. Herbal Tea Market 2023, 7.2% CAGR
$10.3 Billion
*U.S. Regenerative Agriculture, 15.7% CAGR, $32B by 2031.
160 Million
Number of Americans That Drink Tea Every Day
80 Million
Americans Have Tea in Their Homes
~99%
75%
US Consumers try to consume local foods daily.

Is imported.

Source: Market Research Industry News

Almost all the caffeine consumed in the USA is imported or synthetic, Yaupon aims to change that.

THE AMERICAN TEA OPPORTUNITY









Yaupon will break the imported tea monopoly

We will convert a percentage of the growing U.S. tea market to a 100% American-grown Yaupon tea.

REVENUE PROJECTIONS

Yaupon Brothers is **pioneering** the development of the American Yaupon industry, facing rapid YoY growth with a hyper-specific team of **experts.** We are poised to **lead** the category into the future.

Doors/Key Accounts
Whole Foods, MOM's Organic, Amazon, Walmart.com

Omni-Channel Sales Strategy
Big box retailers, Independent retailers, E-Commerce

	2024	2025	2026	2027
Revenue	$389,793	$2,230,000	$6,858,465	$14,792,225
Cost of Sales	$356,120	$1,229,000	$3,022,765	$6,217,775
Gross Profit	**$33,674**	**$1,001,000**	**$3,835,700**	**$8,574,451**

*Forward-looking projections cannot be guaranteed.

Yaupon Bros. Lavender Coconut one of 'the best herbal teas'
Bon Appétit Feb. 2023

Yaupon Brothers, a "Delicious Food Find"
Forbes Magazine Mar. 2023

Yaupon Brothers American Green Named 'Best New Tea'



Best Foods 2023 Men's Health For Men

"Welcome to The Year of Yaupon"
Forbes Magazine Jan. 2023

Yaupon Named #1 Top Ten Food Trend for 2023; Yaupon Brothers Featured
Whole Foods Market Oct. 2022

Yaupon Tea is 'In'
The Washington Post 'The List' Jan. 2023





That's us!
Trends
2023

MADE IN THE
SOUTH
AWARDS
GARDEN&GUN
SUSTAINABILITY WINNER



DOG TREATS
SYRUP
YAUPON BROTHERS
AMERICAN TEA CO.
LAVENDER COCONUT
YAUPON HOLLY TEA
YAUPON BROTHERS



Our TEAm
Bryon White
Co-Founder & CEO
Janet Coursin
COO
Alyssa Schroeder
Fractional CMO
Kyle White
Co-Founder & Head of Revenue
Brantley Lansberry
Director of Customer Relations & Account Executive
Victor Navajas
Strategic Ag & Production Advisor
Ty Strode
Head of Agriculture

Our TEAm has over fifty years of experience in CPG, Agriculture, and business systems.



THE OPPORTUNITY
USE OF FUNDS
Increase sales team to support our expected demand + large upfront cash required for retail marketing & promotion efforts, tradespend.
$800k
TOTAL ASK
$2M
Preferred Equity
8% Coupon
Digital Martketing, advertising, and PR to increase awareness of Yaupon and our brand. Accelerate DTC growth
$300K
Expand business development and R&D
$300K
Increase operational efficiency of our manufacturing operation with equipment, R&D, and QA.
$600K
BRAND AWARENESS
RESEARCH & DEVELOPMENT
RETAIL EXPANSION
PRODUCT DEVELOPMENT
See details ▶
Confidential and Proprietary. Copyright (c) by Ilex Organics. All Rights Reserved.

Only $124k of the $2M will be raised through Wefunder.